                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. _____)*

                       TransCoastal Marine Services, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                  893537 10 0
                                 (CUSIP Number)

                           Louis and Georgia Woodson
                               c/o Louis Woodson
                             183 South Beadle Road
                           Lafayette, Louisiana 70508
                                 (318) 233-8224
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 4, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 893537 10 0                                      Page 2  of 8  Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Louis Woodson  Social Security No. ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      U.S.A.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   483,333 shares of Common Stock
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     483,333 shares of Common Stock
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      483,333 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893537 10 0                                       Page 3  of 8  Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Georgia Woodson
      Social Security No. ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      U.S.A.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   483,333 shares of Common Stock
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     483,333 shares of Common Stock
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      483,333 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      5.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, $0.001 par value ("Common Stock"), of TransCoastal Marine Services, Inc. ("TCMS"), a Delaware corporation, whose principal executive offices are located at 3535 Briarpark, Suite 210, Houston, Texas 77042.

ITEM 2.   IDENTITY AND BACKGROUND

         This statement is filed on behalf of Louis Woodson and Georgia Woodson, husband and wife. Mr. Woodson is currently employed by TCMS as Pipeline Operations Consultant under a three-year Employment Agreement which commenced on November 4, 1997 and is renewable thereafter indefinitely in successive one year terms until terminated. Mrs. Woodson is a homemaker. The business address of Mr. Woodson is 183 South Beadle Road, Lafayette, Louisiana 70508. Mr. and Mrs. Woodson reside at 205 Shannon Road, Lafayette, Louisiana 70503.

         During the last five years, neither Mr. nor Mrs. Woodson has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. and Mrs. Woodson are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. and Mrs. Woodson jointly acquired an aggregate of 483,333 shares of Common Stock of TCMS pursuant to an Agreement and Plan of Merger dated August 28, 1997 (the "Merger Agreement") among TCMS, Woodson Acquisition Corp., Woodson Construction Company, Inc. ("WCC"), and Mr. Woodson. The Merger Agreement provided for the merger of WCC into a wholly owned subsidiary of TCMS, and, as a result of such merger, the Woodsons' shares of capital stock of WCC were converted into 483,333 shares of Common Stock of TCMS. These shares are "restricted securities", as such term is defined in Rule 144(a)(3) under the Securities Act of 1933. The Merger Agreement was part of a series of transactions in which TCMS acquired pursuant to separate acquisition agreements several other companies, including three that were owned by the Woodsons' three daughters, each of whom received 182,666 shares of Common Stock of TCMS and certain cash payments. All of these acquisitions occurred contemporaneously with the closing of the initial public offering of Common Stock of TCMS (the "Initial Public Offering"). The Woodsons' daughters are adults and reside at separate residences, independent of the Woodsons. The Woodsons disclaim beneficial ownership of the Common Stock owned by the daughters. The Woodsons did not borrow any funds in connection with the acquisition of their shares. The Initial Public Offering was registered under the Securities Act of 1933, Registration No. 333-34603. The Merger Agreement is incorporated as an exhibit hereto by reference to Exhibit 10.14 to the abovementioned Registration Statement.

                                                               Page 5 of 8 Pages


ITEM 4.   PURPOSE OF TRANSACTION

         Mr. and Mrs. Woodson jointly acquired an aggregate of 483,333 shares of Common Stock of TCMS for purposes of investment and not for the purpose of changing the control of TCMS. They acquired the shares pursuant to the Merger Agreement that is identified in Item 3 of this Schedule 13D.

         Neither Mr. Woodson nor Mrs. Woodson has any plans which relate to or would result in:

         (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, that they reserve the right to acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the issuer;

         (f) any other material change in the issuer's business or corporate structure;

         (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Mr. and Mrs. Woodson together are the beneficial owners of an aggregate of 483,333 shares of Common Stock of TCMS, representing approximately 5.8% of the outstanding shares of Common Stock of TCMS. The shares are community property of the Woodsons.

                                                               Page 6 of 8 Pages

         (b) The shares are registered jointly in the names of Mr. and Mrs. Woodson, and, as such, the Woodsons share jointly the power to vote or to direct the vote of and to dispose or to direct the disposition of the shares.

         (c) The shares were acquired by Mr. and Mrs. Woodson pursuant to the Merger Agreement identified in Item 3 of this Schedule 13D.

         (d) To the knowledge and belief of the Woodsons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 483,333 shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         1) Mr. Woodson entered into an agreement dated October 29, 1997 with Jefferies & Company, Inc. and Johnson Rice & Company L.L.C., as representatives of the underwriters of the Initial Public Offering, which restricts his ability to dispose of Common Stock of TCMS beneficially owned by him for a period of one year from October 30, 1997. A copy of such agreement is filed as Exhibit 2 hereto.

         2) Pursuant to the terms of the Merger Agreement, Mr. Woodson has agreed not to dispose of any Common Stock received pursuant to the Merger Agreement within two years after November 4, 1997 if such disposition would reduce the fair market value of the Common Stock he retains (evaluated as of November 4, 1997) to an amount less than 50% of the fair value of common stock of WCC held by him before the merger of WCC into a wholly owned subsidiary of TCMS, unless he obtains an opinion to the satisfaction of TCMS that such transfer would not violate certain tax regulations.

         3) In connection with the Merger Agreement, Mr. and Mrs. Woodson and, in accordance with related acquisition agreements, their daughters (collectively with Mr. and Mrs. Woodson, the "Woodson Stockholders") entered into a Stockholders' Agreement dated October 29, 1997 with TCMS and certain officers, directors, and/or controlling persons of TCMS ("TCMS Insiders") which
(a) entitles the Woodson Stockholders to prior notice of certain transfers of Common Stock made by TCMS Insiders in a private placement transaction at any time before the second anniversary of the date of the Stockholders' Agreement;
(b) grants the Woodson Stockholders the right to require that such a transfer obligate the party acquiring those shares to acquire also a certain number of shares from the Woodson Stockholders; (c) prohibits certain transfers of shares of TCMS by TCMS Insiders over and above specified amounts, and any transfers involving a public offering, until October 29, 1999, subject to early termination under certain circumstances; and (d) entitles the Woodson Stockholders to receive prompt notice of certain requests by TCMS Insiders for waiver or modification of the lock up agreement between the Parent Insiders and the underwriters of the Initial Public Offering. A copy of the Stockholders' Agreement is filed as Exhibit 3 hereto.

                                                               Page 7 of 8 Pages

         4) In connection with the Merger Agreement and his employment by TCMS, Mr. Woodson entered into an Incentive Stock Option Agreement dated October 29, 1997 with TCMS, which grants Mr. Woodson the option to purchase an aggregate of 20,139 additional shares of Common Stock of TCMS at $18.00 per share, which option is exercisable in increments of 20% which vest annually on October 29 for five years commencing October 29, 1998 on the condition of the continuous employment of Mr. Woodson by TCMS. A copy of the Incentive Stock Option Agreement is filed as Exhibit 4 hereto.

         5) In connection with the Merger Agreement the Woodson Stockholders (other than Mrs. Woodson) entered into a Registration Rights Agreement dated October 29, 1997 with TCMS which provides that the Woodson Stockholders (or any of them) may (a) on one occasion require TCMS, subject to certain exceptions, to register all or any portion (but not less than 50% of the shares owned by those Woodson Stockholders whose shares are included) of their shares of Common Stock of TCMS under the Securities Act of 1933 at any time after November 4, 1998, and (b) include, up to a maximum of two times, any shares of Common Stock owned by them in certain registration statements filed by TCMS under the Securities Act of 1933 at any time after May 4, 1998. A copy of the Registration Rights Agreement is filed as Exhibit 5 hereto.

         Description of the contents of any document referred to in this
Schedule 13D and filed or incorporated by reference as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated as an exhibit herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1        Agreement and Plan of Merger dated August 28, 1997 among TCMS, Woodson Acquisition Corp., WCC and Mr. Woodson (incorporated by reference to Exhibit 10.14 to the Registration Statement filed by TCMS on Form S-1 (Registration No. 333-34603)).

      Exhibit 99.2        Agreement dated October 29, 1997 between Mr. Woodson and Jefferies &
                          Company, Inc. and Johnson Rice & Company L.L.C.

      Exhibit 99.3        Stockholders' Agreement dated October 29, 1997 among TCMS, the TCMS
                          Insiders, and the Woodson Stockholders.

      Exhibit 99.4        Incentive Stock Option Agreement dated November 4, 1997 between TCMS and Mr. Woodson.

      Exhibit 99.5        Registration Rights Agreement dated October 29, 1997 among TCMS and the
                          Woodson Stockholders (other than Georgia Woodson).

      Exhibit 99.6        Joint Filing Agreement.

                                                               Page 8 of 8 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           s/ Louis Woodson
                                           -----------------------------------
                                           LOUIS WOODSON


                                           s/ Georgia Woodson
                                           -----------------------------------
                                           GEORGIA WOODSON



Dated:   November 14, 1997